                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934

                                 TELIGENT, INC.
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                       Class A Common Stock: 87959Y 10 3
                                 (CUSIP Number)

                               Charles Y. Tanabe
                   Senior Vice President and General Counsel
                           Liberty Media Corporation
          9197 South Peoria Street, Englewood, CO 80112 (303) 875-5400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 28, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87959Y 10 3

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Liberty Media Corporation

2.   Check the Appropriate Box if a Member of a Group

               (a)  [ ]
               (b)  [X]

3.   SEC Use Only


4.   Source of Funds
               OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
               Delaware

Number of               7.  Sole Voting Power           0 Shares
Shares Bene-
ficially                8.  Shared Voting Power         0 Shares(See Item 5)
Owned by
Each Report-            9.  Sole Dispositive Power      0 Shares
ing Person
With                   10.  Shared Dispositive          21,436,689 Shares(See Item 5)
                            Power


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
21,436,689 Shares (See Item 5)

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               [ ]

13.  Percent of Class Represented by Amount in Row (11)
               Approximately 72% (See Item 5)

14.  Type of Reporting Person
               CO

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of

                           LIBERTY MEDIA CORPORATION

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                                 TELIGENT, INC.


ITEM 1.  SECURITY AND ISSUER

     Liberty Media Corporation, a Delaware corporation (the "Reporting Person"), is filing this Statement on Schedule 13D (this "Statement") with respect to shares of the Class A Common Stock, par value $.01 per share ("Class A Stock"), of Teligent, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 8065 Leesburg Pike, Vienna, Virginia 22182.

ITEM 2.  IDENTITY AND BACKGROUND

     The reporting person is Liberty Media Corporation whose principal business address is 9197 South Peoria Street, Englewood, Colorado 80112.

     The Liberty Media Group (the "Liberty Media Group"), which is a
"tracking stock" group of AT&T Corp. ("AT&T") and principally consists of the assets and business of the Reporting Person and its subsidiaries as well as certain other indirect subsidiaries of AT&T which have assets and businesses related to those of the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing,
(iii) international cable television distribution, telephony and programming,
(iv) satellite communications and (v) investments in wireless domestic telephony and other technology ventures.

     The members of the Board of Directors and executive officers of the Reporting Person manage the business and affairs of the Reporting Person. Although the Reporting Person is an indirect wholly owned subsidiary of AT&T, a majority of the Reporting Person's Board of Directors consists of individuals designated by Tele-Communications, Inc. ("TCI") prior to the acquisition of TCI by AT&T. If these individuals or their designated successors cease to constitute a majority of the Reporting Person's Board, the Reporting Person will transfer all of its assets and businesses to a new entity. Although the outstanding equity interests of this new entity would be owned substantially by AT&T, it would continue to be managed by management of the Reporting Person prior to such transfer of assets.

     As a result of entering into the Merger Agreement described in Item 3 below, the Reporting Person may be deemed to have formed a "group" with Associated (as defined in Item 3 below), for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), and Rule 13d-5(b)(1) thereunder. The Reporting Person expressly disclaims the existence of such a group and declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.

     Schedule 1 attached to this Statement contains the following information concerning each director, executive officer and controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

     To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Schedule 2 attached to this Statement contains the following information which has been provided to the Reporting Person by AT&T concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address, (ii) principal occupation or employment; and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

     Based upon information provided to the Reporting Person by AT&T, (i) to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (iii) during the last five years, neither AT&T nor any of the
Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information set forth, or incorporated by reference, in Item 5 is incorporated herein by reference.

     The Reporting Person entered into an Agreement and Plan of Merger, dated as of May 28, 1999 (the "Merger Agreement"), by and among AT&T, the Reporting Person, A-Group Merger Corp., a Delaware corporation and newly-formed wholly owned direct subsidiary of AT&T ("Merger Sub"), and The Associated Group, Inc., a Delaware corporation ("Associated"), providing for the acquisition of Associated by means of a merger of Merger Sub with and into Associated (the "Merger"), with Associated surviving the Merger (the "Surviving Entity"). Following the Merger, the Surviving Entity will become part of the Liberty Media Group. The Merger is subject to the approval of the Merger Agreement by Associated's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of all required approvals of the Federal Communications Commission and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

     The Merger Agreement provides that, prior to the Merger, Associated will not, and will not cause or permit any of its subsidiaries to, (i) voluntarily sell, dispose of, tender or exchange or agree to sell, dispose of, tender or exchange any shares of capital stock of the Issuer, including, without limitation, any such sale or disposition in connection with a tender offer, exchange offer or similar transaction, (ii) vote, or execute a written consent or proxy with respect to, any shares of capital stock of the Issuer in favor of any acquisition by any person (other than a direct or indirect wholly owned subsidiary of the Issuer) of the Issuer, of a 25% or greater equity interest in the Issuer, or of a substantial portion of the assets of the Issuer or agree with any other person to vote, or execute a written consent or proxy, with respect to any such shares or (iii) publicly express support for any alternative transaction described in (ii) above by any means including, without limitation, by publicly expressing an intention to take any of the prohibited actions described above. The foregoing prohibitions may only be waived or amended by a writing executed by Associated and Liberty (without any action of AT&T or Merger Sub required). As a result of the Merger each share of Class B Common Stock, Series 1, par value $.01 per share ("Series 1 Class B Stock"), held by Associated will be automatically converted into one share of Class A Stock. As a result of its ownership of Series 1 Class B Stock, Associated is currently entitled to designated a majority of the members of the board of directors of the Issuer. As a result of the conversion of the shares of Series 1 Class B Stock into shares of Class A Stock at the Merger, Liberty will not be entitled to designate a majority of the board of directors of the Issuer. The Merger Agreement provides that Associated or a subsidiary thereof shall take all action necessary to cause three persons designated by Liberty to be elected to the Issuer's board of directors, effective immediately prior to the Merger.

     Under the terms of the Issuer's Certificate of Incorporation, the holders of the Class B Common Stock par value $.01 per share ("Class B Stock") designated as "Series 1" (the "Series 1 Class B Stock"), voting as a separate class, are entitled to elect a number of directors equal to the minimum number necessary to constitute a majority of the members of the Issuer's Board of Directors. Associated, through its wholly owned subsidiary, Microwave Services, Inc., a Delaware Corporation ("MSI"), holds all of the issued and outstanding shares of Series 1 Class B Stock. Pursuant to an Agreement, dated as of September 29, 1997 (the "Members Agreement"), among Teligent, L.L.C. (the predecessor of the Issuer), Digital Services Corporation, a Virginia corporation ("DSC"), Telcom-DTS Investors, L.L.C., a Delaware limited liability company and an affiliate of DSC ("Telecom"), MSI, Associated and certain other parties, Associated and MSI agreed with Telcom (as successor to DSC) that upon a "Change in Control" (as defined in the Members Agreement) of Associated or MSI, (i) Associated will immediately convert, and cause its controlled affiliates to immediately convert, all of the Series 1 Class B Stock owned by them into Class A Stock such that, under the Certificate of Incorporation of the Issuer as then in effect, Associated, alone or together with its controlled affiliates, will no longer have the right to elect a majority of the Issuer's Board of Directors,
(ii) MSI will cause its designees on the Issuer's Board of Directors to cause the Issuer's Board of Directors to convene a meeting of the Issuer's stockholders and (iii) promptly after taking the action described in (ii) immediately above, MSI will cause such number of its designees on the Issuer's Board of Directors to resign so that such designees no longer constitute a majority thereof. The Reporting Person believes that the Merger may constitute a Change in Control of Associated solely for purpose of the Members Agreement and, upon consummation of the Merger, Telcom (as successor to DSC) may have the right, pursuant to the Members Agreement, to require Associated or MSI to take the actions discussed above.

    The Merger Agreement provides that Associated or a subsidiary thereof will take all action necessary to cause to be elected to the Issuer's Board of Directors, effective immediately prior to the Merger, three person or such lesser number designated by Liberty. It is a condition to the closing of the Merger that the parties designated by Liberty shall have been elected to (and not removed from) the Issuer's Board of Directors. Such designees will replace an equivalent number of current directors on the Issuer's Board of Directors elected by MSI pursuant to the terms of the Series 1 Class B Stock held by MSI. However, upon conversion of the Series 1 Class B Stock as described in the immediately preceding paragraph, there will be no shares of Series 1 Class B Stock outstanding. Accordingly, after such conversion, neither Associated, MSI nor Liberty will have the right under the Issuer's Certificate of Incorporation to elect a majority of the Issuer's Board of Directors as a result of the ownership of shares of Series 1 Class B Stock.

     As a result of the restrictions and obligations imposed by the Merger Agreement, Liberty may be deemed to share beneficial ownership of the shares of Class A Stock beneficially owned by Associated. Liberty expressly disclaims beneficial ownership of any such shares of Class A Stock beneficially owned by Associated.

     References as to, and the descriptions of, the Merger Agreement and the Members Agreement as set forth above in this Item 3 are qualified in their entirety by reference, respectively, to the copies of the Merger Agreement and the Members Agreement which are incorporated by reference as Exhibits 2.1 and 10.1, respectively, to this Statement, and are incorporated in this Item 3 in their entirety.

ITEM 4.  PURPOSE OF TRANSACTION

     The information set forth, or incorporated by reference, in Item 3 is incorporated herein by reference. The purpose of the applicable provisions of the Merger Agreement is to restrict Associated's ability to dispose of its interest in the Issuer prior to the Merger and to provide for the appointment of Liberty's designees to the Issuer's Board of Directors

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


    The information set forth, or incorporated by reference in Item 3 is incorporated herein by reference.

     As represented by Associated in the Merger Agreement, Associated, through its wholly owned subsidiary MSI, beneficially owns 21,436,689 shares of Series 1 Class B Stock. Shares of Class B Stock of all series are convertible at any time by the holder thereof into an equal number shares of Class A Stock. Based on the number of shares of Class A Stock outstanding as of May 7, 1999, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999, and assuming the converison of all shares of Series 1 Class B Stock into shares of Class A Stock, the shares of Class A Stock beneficially owned by Associated represent approximately 72% of the outstanding shares of Class A Stock. Based on the number of shares of Class A Stock and Class B Stock outstanding as of May 7, 1999, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999, and assuming the conversion of all shares of Class B Stock (including the Series 1 Class B Stock) into shares of Class A Stock, the shares of Class A Stock beneficially owned by Associated represent approximately 40.6% of the outstanding shares of Class A Stock.

     By virtue of the Merger Agreement, the Reporting Person may be deemed to share with Associated voting power and dispositive power over the Class A Stock beneficially owned by Associated. However, the Reporting Person (i) is not entitled to any rights as a stockholder of the Issuer as to the shares of Class A Stock beneficially owned by Associated and (ii) disclaims any beneficial ownership of the shares of Class A Stock beneficially owned by Associated. See the information in Item 3 with respect to the Merger Agreement, which information is incorporated herein by reference.

     Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons, has executed transactions in the Class A Stock during the past 60 days. Based upon information provided to the Reporting Person by AT&T, to the knowledge of AT&T, none of the Schedule 2 Persons has executed transactions in the Class A Stock during the past 60 days.

     References to, and the description of, the Merger Agreement as set forth above in this Item 5 are qualified in their entirety by reference to the copy of the Merger Agreement which is incorporated by reference as Exhibit 2.1 to this Statement, and is incorporated in this Item 5 in its entirety.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. A copy of the Merger Agreement is included as Exhibit 2.1 to this Statement. To the Reporting Person's knowledge, except as described in this Statement, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     (a) Agreement and Plan of Merger, dated as of May 28, 1999, among AT&T Corp., A-Group Merger Corp., Liberty Media Corporation and The Associated Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of The Associated Group, Inc., filed on June 3, 1999).


     (b) Agreement, dated as of September 29, 1997, among Teligent, L.L.C., Digital Services Corporation, Telcom-DTS Investors, L.L.C., Microwave Services, Inc., The Associated Group, Inc., and certain other parties (incorporated by reference to Exhibit 1 to the Statement on Schedule 13D relating to Teligent, Inc. filed by The Associated Group, Inc. and Microwave Services, Inc. on December 8, 1997).

                         [Signature on following page]

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 9, 1999                  LIBERTY MEDIA CORPORATION


                              /s/ Charles Y. Tanabe
                              -----------------------------------------
                              Charles Y. Tanabe
                              Senior Vice President and General Counsel

                                                                      SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                           LIBERTY MEDIA CORPORATION

     The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty Media") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                   Principal Occupation
----                   --------------------
John C. Malone         Chairman of the Board and Director of Liberty Media; Director of
                       AT&T Corp.
Robert R. Bennett      President, Chief Executive Officer and Director of Liberty Media
Gary S. Howard         Executive Vice President, Chief Operating Officer and Director of
                       Liberty Media
Leo J. Hindery, Jr.    Director of Liberty Media; President and Chief Executive Officer,
                       AT&T Broadband and Internet Services
Daniel E. Somers       Director of Liberty Media; Senior Executive Vice President and
                       Chief Financial Officer of AT&T Corp.
John C. Petrillo       Director of Liberty Media; Executive Vice President, Corporate
                       Strategy and Business Development of AT&T Corp.
Larry E. Romrell       Director of Liberty Media; Consultant to Tele-Communications, Inc.
Jerome H. Kern         Director of Liberty Media; Chairman of Linkshare Corporation
Paul A. Gould          Director of Liberty Media; Managing Director of Allen & Co.
David B. Koff          Senior Vice President and Assistant Secretary of Liberty Media
Charles Y. Tanabe      Senior Vice President, General Counsel and Assistant Secretary of
                       Liberty Media
Peter Zolintakis       Senior Vice President of Liberty Media
Vivian J. Carr         Vice President and Secretary of Liberty Media
Kathryn S. Douglass    Vice President and Controller of Liberty Media
David J.A. Flowers     Vice President and Treasurer of Liberty Media

                                                                      SCHEDULE 2

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   AT&T CORP.

     The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule 2 are United States citizens.


Name                    Title
----                    -----

C. Michael Armstrong    Chairman of the Board, Chief Executive Officer and Director
Kenneth T. Derr         Director; Chief Executive Officer of Chevron Corporation
M. Kathryn Eickhoff     Director; President of Eickhoff Economics, Inc.
Walter Y. Elisha        Director; Retired Chairman and Chief Executive Officer of Springs
                        Industries, Inc.
George M. C. Fisher     Director; Chairman and Chief Executive Officer of Eastman Kodak
                        Company
Donald V. Fites         Director; Chairman, Retired - Caterpillar, Inc.
Ralph S. Larsen         Director; Chairman and Chief Executive Officer of Johnson &
                        Johnson
John C. Malone          Director; Chairman of the Board of Liberty Media Corporation
Donald F. McHenry       Director; President of IRC Group
Michael I. Sovern       Director; President Emeritus and Chancellor Kent Professor of Law
                        at Columbia University
Sanford I. Weill        Director; Chairman and Co-CEO of Citigroup Inc.
Thomas H. Wyman         Director; Senior Advisor of SBC Warburg, Inc.
John D. Zeglis          President and Director
Harold W. Burlingame    Executive Vice President, Merger & Joint Venture Integration
James Cicconi           Executive Vice President-Law & Governmental Affairs and General
                        Counsel
Mirian Graddick         Executive Vice President, Human Resources
Daniel R. Hesse         Executive Vice President and President & CEO, AT&T Wireless
                        Services, Inc.
Leo J. Hindery, Jr.     President and Chief Executive Officer, AT&T Broadband and
                        Internet Services
Frank Ianna             Executive Vice President and President, AT&T Network Services
Michael G. Keith        Executive Vice President and President, AT&T Business Services
H. Eugene Lockhart      Executive Vice President, Chief Marketing Officer
Richard J. Martin       Executive Vice President, Public Relations and Employee
                        Communication
David C. Nagel          President, AT&T Labs & Chief Technology Officer
John C. Petrillo        Executive Vice President, Corporate Strategy and Business
                        Development
Richard Roscitt         Executive Vice President and President & CEO, AT&T Solutions
D.H. Schulman           Executive Vice President AT&T Consumer Services
Daniel E. Somers        Senior Executive Vice President and Chief Financial Officer

                                 EXHIBIT INDEX


Exhibit No.                                  Description
-----------    -----------------------------------------------------------------

  2.1 Agreement and Plan of Merger, dated as of May 28, 1999, among AT&T Corp., A-Group Merger Corp., Liberty Media Corporation and The Associated Group, Inc. (incorporated by reference to Exhibit
               2.1 to the Current Report on Form 8-K of The Associated Group, Inc., filed on June 3, 1999).


 10.1 Agreement, dated as of September 29, 1997, among Teligent, L.L.C., Digital Services Corporation, Telcom-DTS Investors, L.L.C., Microwave Services, Inc., The Associated Group, Inc. and certain other parties (incorporated by reference to Exhibit 1 to the Statement on Schedule 13D relating to Teligent, Inc. filed by the Associated Group, Inc. and Microwave Services, Inc. on December 8, 1997).